Exhibit 99.1

VIA SEDAR

May 12, 2014

To the securities regulatory authorities
of each of the Provinces of Canada
Dear Sirs/Mesdames:

RE:	Aeterna Zentaris Inc. Report of Voting Results pursuant to section 11.3 of National Instrument 51‑102 - Continuous Disclosure Obligations ("NI 51-102")

Following the annual meeting of shareholders of Aeterna Zentaris Inc. (the "Corporation") held on May 9, 2014 (the "Meeting"), and in accordance with Section 11.3 of NI 51‑102, we hereby advise you of the following voting results obtained at the Meeting:

Item Voted Upon		Voting Result
1.	Election of Directors:	●
The nominees proposed by management were elected by a majority of shareholders on a show of hands. The Corporation received proxies with regard to voting on the seven directors nominated for election as set forth in the table below:

Nominee	Votes for	(%)	Votes Withheld	(%)
Marcel Aubut	2,753,774	73.1	1,011,519	26.9
David A. Dodd	2,995,600	79.6	769,693	20.4
José P. Dorais	2,786,549	74.0	978,744	26.0
Carolyn Egbert	3,072,567	81.6	692,726	18.4
Juergen Ernst	2,676,649	71.1	1,088,644	28.9
Pierre Lapalme	2,784,756	74.0	980,538	26.0
Gérard Limoges	3,145,331	83.5	619,962	16.5

2.	Appointment of PricewaterhouseCoopers LLP as the Corporation's auditors:	●	PricewaterhouseCoopers LLP were appointed as the Corporation's auditors and the directors were authorized to determine their remuneration by a majority of shareholders on a show of hands.

Trusting the whole is to your satisfaction, we remain,
Yours truly,

(Signed)
Elliot Shapiro
Corporate Secretary